UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Silicon Storage Technology, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

827057100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON THE SST FULL VALUE COMMITTEE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 24,406,8471
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 24,406,8471
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,406,8471, 2
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14	TYPE OF REPORTING PERSON OO

1 Includes 10,762,583 shares of Common Stock the Reporting Persons may be deemed to beneficially own by virtue of a Voting Agreement, dated as of February 19, 2010, by and between the Reporting Persons and Sun Acquisition Holdings LLC, which is owned by one or more funds and accounts affiliated with Cerberus Capital  Management, L.P. (“Cerberus”).  According to a statement on Schedule 13D filed with the SEC on January 7, 2010 (the “Feinberg 13D”) , Stephen Feinberg has the sole power to vote and the  sole power to direct  the  disposition of all securities of the Issuer beneficially owned by Cerberus.  Therefore, the Reporting Persons may be deemed to beneficially own 10,762,583 shares of Common Stock that that the Feinberg 13D reports Mr. Feinberg may be deemed to beneficially own by virtue of a binding term sheet entered into between Cerberus and Bing Yeh, the Chairman and Chief Executive Officer of the Issuer.  The Reporting Persons expressly disclaim beneficial ownership of such Shares.
2 Riley Investment Management LLC has shared voting and dispositive power over 409,876 shares of Common Stock held by its investment advisory clients. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON RILEY INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,715,4891
	8	SHARED VOTING POWER 409,8762
	9	SOLE DISPOSITIVE POWER 2,715,4891
	10	SHARED DISPOSITIVE POWER 409,8762
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,715,4892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON IA, OO

1 Because Riley Investment Management LLC has sole investment and voting power over 2,715,489 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.
2 Riley Investment Management LLC has shared voting and dispositive power over 409,876 shares of Common Stock held by its investment advisory clients. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON BRYANT R. RILEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,715,4891
	8	SHARED VOTING POWER 409,8762
	9	SOLE DISPOSITIVE POWER 2,715,4891
	10	SHARED DISPOSITIVE POWER 409,8762
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,715,4892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON IN

1 Because Riley Investment Management LLC has sole voting and investment power over security holdings of certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 2,715,489 shares held in managed accounts by its investment advisory clients.
2 Riley Investment Management LLC has shared voting and dispositive power over 409,876 shares of Common Stock held by its investment advisory clients.  Although Mr. Riley controls Riley Investment Management LLC's voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 795,442
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 795,442
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 795,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON DIALECTIC OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 544,739
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 544,739
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 544,739
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,172,935
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,172,935
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,172,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,023,790
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,023,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,023,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,536,906
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,536,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,536,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON JOHN FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,536,906
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,536,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,536,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON LUKE FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,536,906
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,536,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,536,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON LLOYD I. MILLER, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,129,3041
	8	SHARED VOTING POWER 2,527,7891
	9	SOLE DISPOSITIVE POWER 4,129,3041
	10	SHARED DISPOSITIVE POWER 2,527,7891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,657,0931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IA, IN, OO

1  See Item 5.

CUSIP NO. 827057100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned other than Lloyd I. Miller, III (“Amendment No. 1”) and Amendment No. 4 (“Amendment No. 3”) to the Schedule 13D filed on behalf of Lloyd I. Miller, III, dated November 19, 2008 (the “Miller Statement”).  Unless otherwise stated herein, the Miller Statement remains in full force and effect.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief.  By virtue of that certain Voting Agreement, dated as of February 19, 2010, by and between the Reporting Persons and Sun Acquisition Holdings LLC (“Sun Acquisition”), which is owned by one or more funds and accounts affiliated with Cerberus Capital  Management, L.P. (“Cerberus”), the Reporting Persons may be deemed to be a "group" with Stephen Feinberg, who, according to a statement on Schedule 13D filed with the Securities and Exchange Commission on January 7, 2010 (the “Feinberg 13D”), has the sole  power  to vote  and the  sole  power  to  direct  the  disposition  of all securities of the Issuer beneficially owned by Cerberus. The Voting Agreement is more fully described below in Items 4 and 6 and attached as Exhibit 99.1 hereto.  As a result, the Reporting Persons may be deemed to beneficially own 10,762,583 Shares that the Feinberg 13D reports Mr. Feinberg may be deemed to beneficially own by virtue of a binding term sheet entered into between Cerberus and Bing Yeh, the Chairman and Chief Executive Officer of the Issuer, pursuant to which Cerberus may be deemed to have certain shared power to vote and shared power to direct the disposition of 10,762,583 Shares beneficially owned by Mr. Yeh.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person or any other person that he or it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 2, 2010, the Issuer entered into a definitive merger agreement with Microchip Technology Incorporated (“Microchip”), pursuant to which Microchip agreed to acquire all of the Issuer’s outstanding Shares for $2.85 per Share in cash (the “Proposed Microchip Merger”).  The Reporting Persons had reviewed the preliminary proxy statement filed with the SEC in connection with the Proposed Microchip Merger and did not believe the proposed $2.85 per Share offer price provides adequate value to the Issuer’s shareholders.  The Reporting Persons believe that an acquisition proposal that offers the Issuer’s shareholders an option of electing to receive either (i) higher per Share cash consideration than the Proposed Microchip Merger or (ii) a combination of per Share cash consideration and retained equity in the post-acquisition entity not only provides greater consideration for those shareholders seeking to cash out, but also permits other shareholders the opportunity to participate in the post-acquisition growth potential from any future restructuring or value-enhancing activities that may be undertaken by the acquiror.

CUSIP NO. 827057100

Cerberus discussed with the Reporting Persons a potential acquisition of the Issuer through a transaction structure that would provide shareholders the option of electing to receive (i) $3.00 in cash per Share, or (ii) $2.95 in cash per Share and retained equity through a dividend equal to $2.62 in cash per Common Share and a Common Share with an estimated initial per share value of $0.33 (the “Cerberus Proposal”).  Specifically, the Cerberus Proposal would consist of: (i) the Issuer selling to Sun Acquisition 45,000 shares of new convertible participating preferred stock (the “Purchase”) representing, as of the closing of the Purchase, 58% of the outstanding Shares on an as converted fully diluted basis, pursuant to a securities purchase agreement (the “Purchase Agreement”) to be entered into by Sun Acquisition and the Issuer, (ii) Cerberus providing a new $75 million credit facility, consisting of a $50 million term loan and a $25 million subordinated loan (the “Credit Facility”), to the Issuer, (iii) the Issuer using the proceeds from the Purchase and funds available under the Credit Facility to provide existing common stockholders with a cash dividend of $2.62 per Share, and (iv) Cerberus thereafter commencing a tender offer for any and all outstanding Shares at a price of $0.38 per Share, whereby any Shares not tendered would remain outstanding.

The Reporting Persons believe the Cerberus Proposal constitutes a “superior proposal” under the terms of the definitive merger agreement between the Issuer and Microchip.  As a condition and inducement to submitting the Cerberus Proposal to the Issuer, Sun Acquisition required the Reporting Persons to enter into the Voting Agreement, which was entered into by the Reporting Persons and Sun Acquisition on February 19, 2010, and a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.  Defined terms used but not defined herein have the meanings set forth in the Voting Agreement.  Pursuant to the terms of the Voting Agreement, the Reporting Persons agreed, among other things, to vote an aggregate of 13,644,264 Shares beneficially owned in the aggregate by the Reporting Persons (the “Existing Shares”) (i) in favor of the Purchase and the Purchase Agreement, and (ii) against any alternative acquisition proposal, any change in a majority of the persons who constitute the Issuer’s board of directors, any action or agreement that would result in a breach in any respect of any covenant, representation, or warranty or any obligation or agreement of the Issuer under the Voting Agreement or the Purchase Agreement, or which could reasonably be expected to impede, interfere with, materially delay, materially postpone or materially adversely affect the closing of the transactions contemplated by the Purchase Agreement.

Also, pursuant to the terms of the Voting Agreement, the Reporting Persons agreed not to (i) solicit, initiate, encourage or take, directly or indirectly, any other action designed to facilitate any alternative acquisition proposal or participate in any discussions or negotiations regarding any alternative acquisition proposal, (ii)  offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, the Existing Shares subject to the Voting Agreement (though the Reporting Persons are not prohibited under the Voting Agreement from selling, or transferring any or all of their Shares or any interest therein to another Reporting Person or its Affiliates, or to any Affiliates of such Reporting Person), (iii) grant any proxy or power of attorney, or deposit the Existing Shares subject to the Voting Agreement into a voting trust or enter into a voting agreement or arrangement with respect to the Existing Shares subject to the Voting Agreement, or (iv) take any other action that would make any representation or warranty of the Reporting Persons contained in the Voting Agreement untrue or incorrect in any material respect or have the effect of preventing the Reporting Persons from performing its obligations under the Voting Agreement.

CUSIP NO. 827057100

Existing Shares do not include (i) the Shares held by Trust A-4 and reported by Mr. Miller on Schedule 13D (the “A-4 Shares”) or (ii) 409,876 shares held by investment advisory clients of Riley Investment Management LLC.  Pursuant to the Voting Agreement, Mr. Miller agreed to take commercially reasonable efforts, consistent with his duties and responsibilities as an investment advisor and otherwise consistent with applicable law, to recommend to the trustee that the trustee vote the A-4 Shares in accordance with the Voting Agreement.

The obligations of the Reporting Persons set forth in the Voting Agreement terminate upon the first to occur of the closing of the transactions contemplated by the Purchase Agreement or the termination of the Voting Agreement pursuant to its terms.  The Voting Agreement terminates upon the earlier of (a) the six month anniversary of the date of the Voting Agreement, (b) the closing of the transactions contemplated by the Purchase Agreement, and (c) the date on which either (i) Sun Acquisition notifies the Reporting Persons in writing that it has withdrawn from pursuing any merger, consolidation, business combination, or other similar transaction involving the Issuer or (ii)  two business days following the date of receipt by Sun Acquisition of written notice from the Reporting Persons claiming that Sun Acquisition has withdrawn from pursuing any merger, consolidation, business combination, or other similar transaction involving the Issuer, provided that the Voting Agreement shall not terminate if prior to the expiration of the two business day period Sun Acquisition provides written notice to the Reporting Persons disputing the Reporting Persons’ claim that is has so withdrawn and evidence that Sun Acquisition has not withdrawn.

The foregoing description of the Voting Agreement is not complete and is qualified in its entirety by reference to its full text.

As of the date of the filing of this Schedule with the SEC, neither Sun Acquisition nor any of its affiliates is a party to any agreement with the Issuer providing for such a transaction and no such transaction has been approved or recommended by the Board of Directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

The first paragraph of Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 95,854,157 Shares outstanding as of February 2, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on February 17, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 19, 2010, Sun Acquisition and the Reporting Persons entered into the Voting Agreement as discussed in further detail in Item 4.  The foregoing description of the Voting Agreement is not complete and is qualified in its entirety by reference to its full text.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1
Voting Agreement, dated as of February 19, 2010, between Sun Acquisition Holdings, LLC and Lloyd I. Miller, III, Riley Investment Management LLC, Bryant R. Riley, Dialectic Capital Partners LP, Dialectic Offshore, Ltd., Dialectic Antithesis Partners, LP, Dialectic Antithesis Offshore, Ltd., Dialectic Capital Management, LLC, John Fichthorn and Luke Fichthorn.

CUSIP NO. 827057100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated February 23, 2010

RILEY INVESTMENT MANAGEMENT LLC

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Managing Member

/s/ Bryant R. Riley
BRYANT R. RILEY

DIALECTIC CAPITAL PARTNERS LP
By: Dialectic Capital, LLC, its general partner
By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC OFFSHORE, LTD.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

DIALECTIC ANTITHESIS PARTNERS, LP By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

CUSIP NO. 827057100

DIALECTIC CAPITAL MANAGEMENT, LLC

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

/s/ John Fichthorn
JOHN FICHTHORN

/s/ Luke Fichthorn
LUKE FICHTHORN

/s/ Lloyd I. Miller, III
LLOYD I. MILLER, III